Tradeweb Direct LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

STATEMENT OF FINANCIAL CONDITION

September 30, 2018

ASSETS

Cash	$ 22,992,279
Usage fees receivable, net of allowance	10,518,735
Receivable from clearing broker	200,000
Receivable from affiliates	35,500
Other assets	649,430
Total assets	$ 34,395,944

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:	
Accounts payable and accrued liabilities	$ 444,137
Accrued compensation	3,147,620
Payable to affiliates	3,278,859
Total liabilities	6,870,616
Member's capital	27,525,328
Total liabilities and member's capital	$ 34,395,944

The accompanying notes are an integral part of these financial statements.